UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Amendment No. 1 to

FORM 20-F

(Mark One)

☒ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

For the transition period from _______ to _______

Commission file number: 001-41788

1397468 B.C. Ltd.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's name into English)

British Columbia

(Jurisdiction of incorporation or organization)

300 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5
(Address of principal executive offices)

Alexi Zawadzki
300 - 900 West Hastings Street, Vancouver, British Columbia, V6C 1E5
Telephone: 604-785-4453
Facsimile: 604-629-0726
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol(s)	Name of exchange on which registered
Common Shares without par value	LAC	Toronto Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☐ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.(1) ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).(1) ☐

(1) Check boxes are blank until we are required to have a recovery policy under the applicable listing standard of the New York Stock Exchange.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☐ No

EXPLANATORY NOTE

This Amendment No. 1 to the registration statement on Form 20-F (File No. 001-41788) is being filed solely to file certain exhibits. As a result, this Amendment No. 1 consists of a cover page, this explanatory note, a revised list of exhibits (Item 19 of Part III), a signature page and Exhibits 4.1, 4.7 and 4.8.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, restate or update the information contained in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission on August 22, 2023.

Item 19. EXHIBITS

Exhibit No.	Description
1.1†	Articles of the Company
4.1#+	Master Purchase Agreement dated January 30, 2023 between Lithium Americas Corp. and General Motors Holdings LLC
4.2#†	Investor Rights Agreement dated February 16, 2023 between Lithium Americas Corp. and General Motors Holdings LLC
4.3†	Amended and Restated Arrangement Agreement dated June 14, 2023 between Lithium Americas Corp. and the Company
4.4†	Form of Lock-Up Agreement to be entered into among Lithium Americas Corp., the Company and GFL International Co., Limited
4.5†	Form of Lithium Americas Corp. Equity Incentive Plan of the Company
4.6#†	Form of Tax Indemnity and Cooperation Agreement to be entered into between Lithium Argentina and the Company
4.7#+	Form of New LAC Tranche 2 Subscription Agreement (incorporated by reference to Schedule E to Exhibit 4.1 to this Registration Statement on Form 20-F)
4.8#+	Lithium Offtake Agreement dated February 16, 2023 between Lithium Americas Corp. and General Motors Holdings LLC
8.1†	List of Subsidiaries
15.1†	Preliminary Feasibility Study S-K 1300 Technical Report Summary for the Thacker Pass Project Humboldt County, Nevada, USA, effective December 31, 2022
15.2†	Consent of M3 Engineering & Technology Corporation
15.3†	Consent of Sawtooth Mining LLC
15.4†	Consent of Process Engineering, LLC
15.5†	Consent of Wood Canada Limited
15.6†	Consent of EXP U.S. Services Inc.
15.7†	Consent of NewFields Mining Design & Technical Services
15.8†	Consent of Piteau Associates
15.9†	Consent of Industrial TurnAround Corporation
15.10†	Consent of PricewaterhouseCoopers LLP

# Portions of this exhibit have been redacted in compliance with Items 601(a)(6) or 601(b) of Regulation S-K and the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

+ Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K and the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

† Previously Filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

1397468 B.C. Ltd.

By:	/s/ Alexi Zawadzki
Name:	Alexi Zawadzki
Title:	Vice President

Date: August 31, 2023